EXHIBIT B

This Exhibit B describes certain changes to our 2011 Form 20-F as filed with the Securities and Exchange Commission on April 16, 2012:

(a) deleting “approximately” before “US$67.1 million” in the second sentence of the second paragraph under the heading “Item 3D. Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to cancellation provisions that may reduce our cash flow”.

(b)(i) deleting the following sentences from the fifth paragraph under the heading “Item 3D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future”:

“As a result of the AMR Chapter 11 filing in 2011, and related exposure from financial guarantees and residual value guarantee obligations, we made a total net provision of US$360.7 million related to these obligations. Of this amount, US$107.4 million is accounted for under financial (expenses) income, net, and, therefore, does not impact our operating margin. The remaining US$253.3 million is accounted for under other operating income (expenses), net, and, therefore, impacted our operating margin for the year.”

(ii) adding the following new paragraph after the sixth paragraph under the heading “Item 3D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future”:

“We made total net provision of US$360.7 million related exposure from financial guarantees and residual value guarantee obligations. Of this amount, US$107.4 million is accounted for under financial (expenses) income, net, and, therefore, does not impact our operating margin. The remaining US$253.3 million is accounted for under other operating income (expenses), net, and, therefore, impacted our operating margin for the year.”

(c) replacing the first sentence of the sixth paragraph under the heading “Item 4A. History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development)” with the following:

“Our total disbursements in capital expenditures related to property, plant and equipment (excluding pool programs, spare parts and aircraft under lease or available for lease) were US$162.2 million in 2011, US$73.5 million in 2010 and US$97.1 million in 2009.”

(d) adding the following new paragraph under the heading “Item 4B. Business Overview—Aviation Services Business”:

“In 2011, we decided to allocate the revenues and profits of the Aviation Services Business to the principal business segments: commercial aviation, executive aviation and defense and security. The operating leases previously allocated to other business were also aggregated to the business units. This change was made to report the results of operations of the business segments in accordance with the manner that the Company will manage them as from 2011. The amounts of the previous periods were reclassified for comparison purposes. The amounts that are not directly recorded to the business segments are allocated based on the criteria deemed appropriate by the Administration.”

(e) changing “IFC—International Finance Corporation” to “BNDES—Banco Nacional de Desenvolvimento Econômico e Social” in the first sentence of “Item 4D. Property, Plant and Equipment”.

(f) changing “US$245.6 million” to “US$119.4 million” and “US$160.3 million” to “US$13.1 million” in the fourth sentence of the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Operating Profit before financial income (expense)”.

(g) changing “US$3,257.9” to “US$3,257.9 million”, “US$1,209.5” to “US$1,209.5 million”, “US$821.8” to “US$821.8 million” and “US$74.9” to “US$74.9 million” in the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2010 Compared with 2009—Revenue”.

(h) changing “US$567.3 million” to “US$563.7 million” in the sixth sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2010 Compared with 2009—Revenue”.

(i) changing “9.5%” to “86.4%”, “US$160.3” to “US$13.1 million” and “US$177.2” to “US$96.6 million” in the fourth sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2010 Compared with 2009—Operating Income (Expense)”.

(j) changing “US$160.3 million” to “US$13.1 million” and “US$177.2 million” to “US$96.6 million” in the fourth sentence of the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2010 Compared with 2009—Operating Profit before financial income (expense)”.

(k) changing “2007” to “2008” after “which were totally disbursed in” in the first sentence of the second paragraph under the heading “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities”.

(l) deleting “fully” before “accrued” in footnote two to the table included under the heading “Item 5E. Off-Balance Sheet Arrangements—Guarantees”.

(m) replacing “Not applicable.” under the heading “Item 16.F Change in Registrant’s Certifying Accountant” with the following new paragraphs:

“In accordance with Rule 549/08 of the CVM (Brazilian Securities Commission) that requires auditor rotation in the ordinary course of five years, KPMG Auditores Independentes (“KPMG”) replaced PricewaterhouseCoopers Auditores Independentes (“PwC”) as our independent registered public accounting firm commencing April 1, 2012. The change in auditors was made pursuant to this Rule that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this Rule, PwC’s contract was not renewable upon its expiration and PwC could not stand for reelection. The replacement of PwC by KPMG was approved by our Audit and Risk Committee on October 26, 2011 and by our Board of Directors on November 17, 2011.

PwC audited our financial statements for the fiscal years ended December 31, 2011 and December 31, 2010. PwC also performed a limited review of financial information for the quarter ended March 31, 2012 for Brazilian regulatory purposes. None of the reports of PwC on our financial statements for such fiscal years contained an adverse opinion or disclaimer of opinion or report, or was qualified or modified as to uncertainty, audit scope or accounting principles. During these years and until its contract expired, there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F and Item 304(a)(1)(v) of Regulation S-K. PwC did not audit, or perform a review of, any of our financial statements for any period subsequent to March 31, 2012.

We have provided PwC with a copy of the foregoing disclosure, and have requested that it furnish us with a letter to the SEC stating whether or not it agrees with such disclosure. We are including a copy of such letter from PwC as Exhibit D to our Report on Form 6-K, dated June 11, 2012, which is hereby incorporated by reference in our Form 20-F, as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2011 and December 31, 2010 and in the quarter ended March 31, 2012, we did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on our financial statements. Further, PwC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F and Item 304(a)(2) of Regulation S-K.”